UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

POWER INTEGRATIONS, INC.
____________________________________________________________
(Exact name of registrant as specified in its charter)

DELAWARE                    000-23441                    94-3065014
____________________________________________________________
(State or other jurisdiction                (Commission                 (IRS Employer
of incorporation or organization)            File Number)                Identification No.)

5245 Hellyer Avenue, San Jose, California, 95138
____________________________________________________________
(Address of principal executive offices) (Zip Code)

Mr. John Tomlin (408) 414-9200
____________________________________________________________
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure Report

Power Integrations, Inc. ("Power Integrations") evaluated its current product lines and determined that tin, tungsten, tantalum and/or gold (3TG) minerals are necessary for the functionality of all of its products.

Conflict Minerals Disclosure

A copy of Power Integrations Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at: http://www.powerint.com/sites/default/files/PDFFiles/company/ConflictMineralsReport.pdf

Item 1.02 Exhibit

The Conflict Minerals Report required by item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Power Integrations, Inc.

By:	/s/ John Tomlin	May 30, 2014
Name:	John Tomlin
Title:	Vice President, Operations